BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com

28 April 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Ms. Jenkins,

Thank you for your letter dated 31 March 2014 setting forth a further comment of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended 30 June 2013 (the “2013 Form 20-F”) of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton” or the “Group”) (File Numbers 1-09526 and 1-31714).

BHP Billiton’s response to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold, italicized text, and have provided our response immediately below.

Form 20-F for the Fiscal Year Ended June 30, 2013

9.1 Consolidated Financial Statements

9.1.6 Notes to Financial Statements

1. Accounting policies, page F-15

1.	We note your response to prior comment one in our letter dated February 11, 2014 and understand that you do not consider your Jansen Potash project to be in the development stage as the project feasibility study is still in progress and you have not yet established reserves. However, we note that your disclosures at page 41 also indicate that you have conducted activities on the project that are developmental in nature, such as building surface infrastructure and sinking service and production shafts, starting in December 2012. Please tell us how you are accounting for the costs associated with these activities and how your accounting is consistent with your policy related to exploration and evaluation assets and development expenditures as outlined at page F-15. Please specify the accounting literature that supports your basis for capitalization or expense.

BHP Billiton investment approval process and accounting policies

The Group’s exploration and evaluation expenditure accounting policy within the 2013 Form 20-F states:

“Exploration and evaluation activity involves the search for mineral and petroleum resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.”

“Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

In respect of mineral activities:

•	The exploration and evaluation activity is within an area of interest[1] which was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition; or

•	The existence of a commercially viable mineral deposit has been established. …”

The Group’s development expenditure accounting policy further states:

“When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied. …”

In applying these accounting policies, BHP Billiton identifies a number of phases during the exploration, evaluation and development of a Mineral Resource that are aligned to our Greenfield investment approval process which are summarized in the following table:

Accounting phase	Exploration	Evaluation	Design	Development
Investment phase	Identification (Concept)	Selection (Pre-feasibility)	Definition (Feasibility)	Execution (Build)

Outcome	At the end of this phase a Mineral Resource will have been identified or the absence of a resource will have been confirmed	Sufficient work is completed in this phase to declare a Mineral Resource in accordance with the JORC Code[2] requirements	At the end of this phase, the project is submitted for approval. If approved, Ore Reserves (proven and probable) are declared	This phase ends when the asset has been built and commissioned

Accounting treatment	Expense all project costs as incurred except in certain circumstances	Expense all project costs as incurred except in certain circumstances	Capitalise all project costs incurred provided the commercial viability criteria are satisfied	Capitalise all project costs incurred provided the commercial viability criteria continues to be satisfied

The accounting outlined in the table above applies to all costs incurred during the various phases based on the purpose rather than the form of the assets constructed/developed. For example, costs incurred during a particular phase to build infrastructure that will be dedicated to the project will only be recognised as an asset to the extent that the capitalisation criteria prescribed for that phase are satisfied.

[1]	With regard to minerals, an area of interest is an individual geological area which is considered to constitute a favourable environment for the presence of a mineral deposit or has been proved to contain such a deposit.
[2]	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (‘the JORC Code’).

In the Identification and Selection phases all costs incurred are expensed except when the exploration and evaluation activity is in a resource area which was previously acquired. Costs subsequently incurred on an acquired resource area may be capitalised provided the project meets specific criteria to assess commercial viability, including the following:

•	The right to tenure within the exploration area is current and ongoing;

•	The region’s fiscal terms are established and stable enough to sustain an expectation that future development is unlikely to be compromised by such fiscal terms; and

•	Economics indicate a positive NPV after discounting nominal cash flows, based on the most recent forecast prices, using an appropriate risk adjusted cost of capital.

These commercial viability criteria are also applied in the Definition phase with one additional element being:

•	The commodity/product must have an accessible market or will have a market established within 12 months.

Alignment with IFRS

BHP Billiton’s accounting policy has been developed in accordance with:

•	IFRS 6 “Exploration for and Evaluation of Mineral Resources”

•	IAS 16 “Property, Plant and Equipment”

•	IAS 36 “Impairment of Assets”

•	The Conceptual Framework for Financial Reporting (“the Framework”)

IFRS 6 prescribes the accounting requirements for exploration and evaluation expenditures which it defines as follows:

“expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable”. (IFRS 6 Appendix A, Defined Terms)

IFRS 6 does not prescribe the criteria for recognising such expenditure as an exploration and evaluation asset (“E&E asset”).

IFRS 6 requires an entity to develop an accounting policy for recognising E&E assets that results in information that is relevant and reliable. In particular, paragraph 9 of IFRS 6 states:

“An entity shall determine an accounting policy specifying which expenditures are recognised as exploration and evaluation assets and apply the policy consistently.”

Further, paragraph 15 of IFRS 6 states:

“An entity shall classify exploration and evaluation assets as tangible or intangible according to the nature of the assets acquired and apply the classification consistently.”

With the exception of certain exploration licences, BHP Billiton classifies its E&E assets as tangible assets. Accordingly, in developing its exploration and evaluation accounting policy BHP Billiton has had regard to the general asset recognition criteria within the Framework as well as the recognition and measurement requirements of IAS 16. In particular, the ‘commercial viability’ criteria is applied to ensure that an asset is only recognised when it is probable that future economic benefits will flow to the entity.

Consistent with IFRS 6 and IAS 36, all E&E assets must be monitored for any indicators of impairment. To the extent that impairment indicators are present, an assessment of recoverable amount is performed in accordance with IAS 36.

Application of Accounting Policy to Jansen Potash Project

The exploration permits for the Jansen Potash project were acquired through acquisitions, primarily of Anglo Potash Ltd in CY2008 and Athabasca Potash Inc in CY2010. In accordance with the exploration and evaluation accounting policy, costs incurred subsequent to acquisition were only capitalised after the commercial viability of the project had been adequately demonstrated. This occurred on completion of the Selection phase. Accordingly, costs incurred during the Identification and Selection phases, including costs associated with geological and geophysical studies, exploratory drilling, and overburden removal, were expensed.

Mineral Resources have been reported in relation to the Jansen Potash project since the financial year ended 30 June 2010. The project is currently in the Definition phase of investment, having progressed into this phase in February 2011. In accordance with the exploration and evaluation accounting policy, relevant costs incurred during the Definition phase have been capitalised as the project continues to be considered commercially viable according to the above criteria. Capitalised costs include costs associated with the activities referred to in the SEC staff’s comment above (i.e. building physical surface infrastructure and sinking service and production shafts).

In accordance with the exploration and evaluation accounting policy, all capitalised exploration and evaluation expenditures relating to the Jansen Potash project are monitored for indicators of impairment. To date there has been no indicators of impairment of the capitalised costs relating to the project.

Reconciliation of Accounting for Jansen Potash Project and JORC/Industry Guide 7 reporting

As noted in the table above, BHP Billiton typically reports Mineral Resources at the completion of the Selection phase for Greenfield Projects. The JORC Code specifies that Mineral Resources must only be reported when there are reasonable prospects for eventual economic extraction (ie more likely than not). The considerations involved in this assessment are similar to those in assessing commercial viability for accounting purposes. The JORC Code prescribes further criteria for the purpose of reporting Ore Reserves.

In 2013 BHP Billiton classified a portion of the Jansen Mineral Resources as ‘Measured Resources’, which, having regard to the geological evidence obtained, represents the highest level of Mineral Resource classification under the JORC Code.

We have not reported Ore Reserves for the Jansen Potash project because the project Feasibility Study is in progress and has not been completed to confirm, according to the JORC code and Industry Guide 7, that the mineral deposit can be economically and legally extracted or produced. The outcomes of the Feasibility Study will be considered as part of the decision on whether the project will proceed to the Execution (i.e. Development) phase. Accordingly, proven (measured) and probable (indicated) Ore Reserves will only be determined and reported when project execution approval has been received. This approach is in accordance with the JORC Code which prescribes criteria, or modifying factors,3 to be considered before reserves can be declared. These criteria set a higher bar compared to the capitalisation criteria established by BHP Billiton for costs incurred during the exploration and evaluation phases. We would view this approach as also being consistent with that which is warranted under Industry Guide 7.

As indicated in the table above, at the end of the Definition phase the project Feasibility Study will be submitted to the Board of Directors for approval to sanction the project. If approved it is anticipated that Ore Reserves will be determined and then declared at that time.

[3]	Modifying Factors include mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

*****

BHP Billiton acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that BHP Billiton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact me if you wish to discuss the information provided in this response.

Yours sincerely,

/s/ Neil Beaumont
Neil Beaumont
Head of Group Reporting

cc:	Burr Henly (Sullivan & Cromwell)